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Filed Pursuant to Rule 433
Registration Number 333-125677

J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.

Edge Petroleum Corporation
5.75% Series A Cumulative Convertible Perpetual Preferred Stock

Issuer:	Edge Petroleum Corporation (the "Company")
Title of securities:	5.75% Series A Cumulative Convertible Perpetual Preferred Stock (the "Series A Preferred Stock")
Offer price per share:	$50.00
Liquidation preference per share:	$50.00, plus accumulated and unpaid dividends
Offering size:	2,500,000 shares of Series A Preferred Stock (excluding the underwriters' option to purchase up to 375,000 additional shares of Series A Preferred Stock)
Underwriting discount:	$1.625 per share
Net proceeds:	Approximately $120 million, after deducting underwriter discounts and commissions and estimated offering expenses (excluding the underwriters' option to purchase up to 375,000 additional shares of Series A Preferred Stock)
Trading:	The Series A Preferred Stock has been approved for listing on the NASDAQ Global Select Market under the symbol "EPEXP," subject to official notice of issuance.
Trade date:	January 25, 2007
Settlement date:	January 30, 2007
CUSIP:	279862205
ISIN:	US2798622054
Dividends:	Holders will be entitled to receive cash dividends on each share of Series A Preferred Stock at an annual rate of 5.75%, payable quarterly in the amount of approximately $0.72. Dividends will be payable to the extent payment of dividends is not prohibited by the Company's debt agreements, assets are legally available to pay dividends and the Company's board of directors or an authorized committee thereof declares a dividend payable. The first dividend payment, if declared and paid, will be made on April 15, 2007. Dividends will accumulate and be cumulative from the date of issuance, but will not bear any interest.
Dividend payment dates:	January 15, April 15, July 15 and October 15 of each year, or if not a business day, the next succeeding business day, beginning April 15, 2007
Conversion price:	$16.56 per share of common stock (subject to adjustment in certain events)
Conversion rate:	Approximately 3.0193 shares of common stock per share of Series A Preferred Stock (subject to adjustment in certain events)

Forced conversion:	On or after January 20, 2010, the Company may, at its option, cause the Series A Preferred Stock to be automatically converted at the applicable conversion rate, but only if the closing sale price of the Company's common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date the Company gives the conversion notice equals or exceeds 130% of the conversion price of the Series A Preferred Stock on each such trading day.
Adjustment to conversion rate upon certain fundamental changes:	The following table sets forth the number of additional shares issuable per share of Series A Preferred Stock to be determined by reference to the stock price and effective date of the relevant fundamental change:
	Stock Price
Effective Date
	$13.25	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00	$47.50	$50.00
Jan. 30, 2007	0.7543	0.7374	0.5701	0.4524	0.3665	0.3019	0.2521	0.2129	0.1815	0.1559	0.1349	0.1173	0.1025	0.0899	0.0790	0.0697
Jan. 20, 2008	0.7543	0.6725	0.5039	0.3877	0.3049	0.2442	0.1988	0.1640	0.1369	0.1154	0.0981	0.0841	0.0725	0.0628	0.0546	0.0476
Jan. 20, 2009	0.7543	0.6023	0.4231	0.3024	0.2198	0.1626	0.1225	0.0940	0.0735	0.0586	0.0475	0.0390	0.0325	0.0275	0.0234	0.0200
Jan. 20, 2010	0.7543	0.5658	0.3468	0.1738	0.0584	0.0120	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Thereafter	0.7543	0.5658	0.3468	0.1738	0.0584	0.0120	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

        The exact stock prices and effective dates may not be set forth in the table above, in which case (a) if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the additional share amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year, (b) if the stock price is in excess of $50.00 per share (subject to adjustment in the same manner as the stock price), no additional shares will be added to the conversion rate and (c) if the stock price is less than $13.25 per share (subject to adjustment in the same manner as the stock price), no additional shares will be added to the conversion rate.

Concurrent Offering of Common Stock

        The Company is offering concurrently with this Series A Preferred Stock offering an issue of the Company's common stock, $.01 par value per share. The size of the common stock offering is 9,500,000 shares (excluding the underwriters' option to purchase up to 1,425,000 additional shares of common stock) at an offer price of $13.25. Additional details of the common stock offering, including a review of risk factors, are available on the SEC website at www.sec.gov.

Additional Disclosures

        The sections "Summary—Proposed financing—Pending offering of common stock," "Summary—The offering," "Use of proceeds," "Capitalization," "The acquisitions—Proposed financing—Pending offering of common stock" and other sections throughout the preliminary prospectus supplement dated January 16, 2007 relating to the Series A Preferred Stock offering are updated to reflect an increase in the size of the Series A Preferred Stock offering from 2,000,000 shares (plus up to 300,000 additional shares subject to the underwriters' over-allotment option) to 2,500,000 shares (plus up to 375,000 additional shares subject to the underwriters' over-allotment option), an increase in the size of the concurrent common stock offering from 9,200,000 shares (plus up to 1,380,000 additional shares subject to the underwriters' over-allotment option) to 9,500,000 shares (plus up to 1,425,000 additional shares subject to the underwriters' over-allotment option) and an offering price of $13.25 per share of common stock in the common stock offering, for net proceeds of approximately $120 million in the Series A Preferred Stock offering and $120 million in the common stock offering, in each case after deducting underwriter discounts and commissions and estimated offering expenses.

        In addition, footnote (h) to the unaudited pro forma condensed consolidated statements on page S-45 of the preliminary prospectus supplement is amended and restated in its entirety as follows to reflect the increased size of the Series A Preferred Stock offering, the increased size of the concurrent common stock offering and the actual dividend rate and conversion price of the Series A Preferred Stock (instead of an assumed dividend rate and an assumed conversion price):

        h.     Assuming the completion of the concurrent public offerings of common stock and preferred stock, we would utilize the proceeds from these offerings together with borrowings under the Proposed Credit Facilities to refinance our existing credit facility and finance the Acquisition instead of relying solely on borrowings under the Proposed Credit Facilities, which would reduce interest expense and increase income tax expense. We would also expect to record preferred dividends of approximately $7.2 million and $5.4 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, based on the preferred stock dividend rate of 5.75% per year. Therefore, basic weighted average shares outstanding would increase by approximately 9,500,000 common shares and diluted weighted average shares outstanding would increase by approximately 17,047,170 common shares (including common shares underlying the preferred shares, based on the conversion price of the Series A Preferred Stock of $16.56 per share of common stock). The impact of the offerings results in the following earnings per share data for the year ended December 31, 2005 and the nine months ended September 30, 2006:

	Year ended December 31, 2005	Nine months ended September 30, 2006
Pro Forma Net Income (Loss) Per Share
Pro Forma basic earnings (loss) per share	$1.33	$(1.31)
Pro Forma diluted earnings (loss) per share	$1.22	$(1.11)

Forward Looking Statements

        Statements regarding the proceeds from the offerings, interest expense, income tax expense, preferred dividends and earnings per share, as well as any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions, many of which are beyond the Company's ability to control or estimate, and are subject to material changes. Such risks, uncertainties and assumptions include, but are not limited to, market conditions, customary offering closing conditions, the Company's results of operations and other factors detailed in Risk Factors and elsewhere in the registration statement relating to these securities and the Company's filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

        The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling (i) J.P. Morgan Securities Inc. toll-free at 1-866-430-0686 or (ii) Raymond James & Associates, Inc. toll-free at 1-800-248-8863 ext. 72400.

        Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

Dated January 24, 2007

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J.P. Morgan Securities Inc. Raymond James & Associates, Inc.
Edge Petroleum Corporation 5.75% Series A Cumulative Convertible Perpetual Preferred Stock